FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7. CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

06019175

November 30, 2006

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated November 30, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

B O'Neill

Barb O'Neill

dlw 12/14

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **NOVEMBER 30, 2006**

News Release: **06-08** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO COMMENCE AT NORTHERN ABITIBI'S COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drilling contract has been signed and a drill rig is being mobilized to the Cold Springs Property in Nevada. Drilling is currently scheduled to start on Monday December 4th. The drill program will consist of 4 reverse circulation holes, each up to 450 meters deep, for a total of 1800 meters of drilling.

The Cold Springs Property contains an epithermal gold-silver prospect with localized surface high-grade precious metal values including 69.4 grams per tonne (g/t) gold and 1280 g/t silver. A geophysical survey completed earlier this year has identified 3 sub-parallel steeply dipping resistive structures that directly underlie quartz veining at surface. These structures are interpreted to be large quartz veins or silicified feeder zones and are considered to be excellent targets for high-grade bonanza style gold-silver mineralization. Three of the planned drill holes will test these structures at depths of between 225 to 400 meters below surface and the forth drill hole will test a blind geophysical anomaly concealed under the gravel covered range front.

Additional information on the Cold Springs Property is available on our website at www.naminco.ca.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **NOVEMBER 30, 2006**

News Release: **06-08** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO COMMENCE AT NORTHERN ABITIBI'S COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drilling contract has been signed and a drill rig is being mobilized to the Cold Springs Property in Nevada. Drilling is currently scheduled to start on Monday December 4th. The drill program will consist of 4 reverse circulation holes, each up to 450 meters deep, for a total of 1800 meters of drilling.

The Cold Springs Property contains an epithermal gold-silver prospect with localized surface high-grade precious metal values including 69.4 grams per tonne (g/t) gold and 1280 g/t silver. A geophysical survey completed earlier this year has identified 3 sub-parallel steeply dipping resistive structures that directly underlie quartz veining at surface. These structures are interpreted to be large quartz veins or silicified feeder zones and are considered to be excellent targets for high-grade bonanza style gold-silver mineralization. Three of the planned drill holes will test these structures at depths of between 225 to 400 meters below surface and the forth drill hole will test a blind geophysical anomaly concealed under the gravel covered range front.

Additional information on the Cold Springs Property is available on our website at www.naminco.ca.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

NOVEMBER 30, 2006

News Release: **06-08**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO COMMENCE AT NORTHERN ABITIBI'S COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drilling contract has been signed and a drill rig is being mobilized to the Cold Springs Property in Nevada. Drilling is currently scheduled to start on Monday December 4th. The drill program will consist of 4 reverse circulation holes, each up to 450 meters deep, for a total of 1800 meters of drilling.

The Cold Springs Property contains an epithermal gold-silver prospect with localized surface high-grade precious metal values including 69.4 grams per tonne (g/t) gold and 1280 g/t silver. A geophysical survey completed earlier this year has identified 3 sub-parallel steeply dipping resistive structures that directly underlie quartz veining at surface. These structures are interpreted to be large quartz veins or silicified feeder zones and are considered to be excellent targets for high-grade bonanza style gold-silver mineralization. Three of the planned drill holes will test these structures at depths of between 225 to 400 meters below surface and the forth drill hole will test a blind geophysical anomaly concealed under the gravel covered range front.

Additional information on the Cold Springs Property is available on our website at www.naminco.ca.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.